FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number: 333-120810

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: December 30, 2005

Exhibit 99.1

The9 Announces Executive Promotion

Shanghai, China – December 29, 2005. The9 Limited (Nasdaq: NCTY) (“The9”), a leading online game operator in China, today announced that it has appointed Mr. Chris Shen as “Vice President – Marketing”, effective January 1, 2006. Mr. Shen joined The9 in August 2005 as our Senior Director of Marketing and is in charge of The9’s marketing and public relations activities.

Prior to joining The9, Mr. Shen served as Group Account Director and Account Director for several renowned advertising agencies in Shanghai and Taipei, mainly focused on servicing multinational brands of different industries, including fast-moving consumer goods, financial services and retailing. For the past 12 years, Mr. Shen successfully helped numerous local and international brands plan and execute various marketing initiatives, resulting in these brands’ excellent performance in their respective markets. Mr. Shen received his bachelor’s degree in management science from the National Chiao Tung University in Taiwan.

The9 also announced that Mr. Tao Sun, Senior Vice President, has decided to pursue other opportunities and will resign from his executive position at The9 effective January 1, 2006.

Jun Zhu, The9’s Chairman and CEO, commented: “We are very pleased to promote Chris Shen to our management team as VP—Marketing. Chris has proven his strong execution abilities in the past several months. Leveraging over 12 years of experience working with various world-class advertising agencies, Chris will spearhead all of The9’s marketing and public relations matters. With more and more games being added to our game portfolio, the ability to effectively position and market our online games has become a critical part of our operations. Chris, together with the rest of the management team and all of The9’s employees, are excited about 2006 and we all looking forward to an exciting new year.”

About The9 Limited

The9 Limited is a leading online game operator and developer in China which commenced operations in 1999. Currently, The9’s business is primarily focused on operating and developing MMORPGs. The9 directly or through affiliates operates licensed MMORPGs, consisting of WoW, MU and Mystina Online, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada and Soul of The Ultimate NationTM. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West”, which entered all-access public open beta testing in August 2005.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry and information disseminated over the Internet in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual report on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about The9, please contact

Miss Hannah Lee, CA, CPA (Illinois)

Vice President & Chief Financial Officer

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/